Exhibit 99.1

SES Acknowledges Moody’s Rating Action and Reiterates Deleveraging Commitments

Luxembourg, December 17, 2025 — SES S.A. (“SES” or the “Company”), a leading space solutions company, acknowledges the credit rating action announced by Moody’s Investor Service today, which follows the release of SES’ Q3 2025 results and Intelsat integration update.

SES management reiterates that the Company continues to execute on its strategy with a clear plan to strengthen its key credit metrics over time. Consistent with this plan, it remains management’s intention to de-lever and return to credit metrics that are commensurate with investment grade, with a policy objective of reducing adjusted net leverage1 to at least 3.0x or below.

Today’s rating action does not change the Company’s ability to operate its business, serve customers, or execute its strategic plan. SES maintains a balanced weighted average debt maturity profile of approximately five years, and the rating action from Moody’s is not expected to have a material impact on the interest payable under the Company’s existing debt facilities. SES also benefits from the Grand Duchy of Luxembourg being an anchor investor in the Company. SES remains committed to a stable-to-progressive dividend.

“Our priority is to convert our strong strategic position into continued durable cash generation and stronger credit metrics,” said Lisa Pataki, Chief Financial Officer of SES. “We also have a clear view of the multiple cash generating levers available to us that we believe can substantially support and accelerate our de-leveraging plan. We will use these levers in a disciplined way and keep investors informed as we deliver on our strategic plan.”

SES intends to continue active engagement with its stakeholders and credit rating agencies and provide updates through regular financial reporting and investor communications.

[1]

Adjusted net leverage is defined as Adjusted Net Debt divided by Adjusted EBITDA. Adjusted Net Debt is defined as current and non-current borrowings (including lease liabilities) less cash and cash equivalents (excluding amounts subject to contractual restrictions) and excluding 50% of the Hybrid Bond (classifieds as borrowing) and including 50% of the Perpetual Bond (classifieds as equity). Adjusted EBITDA is defined as EBITDA adjusted to exclude significant special items of a non-recurring nature. The primary such items are the net impact of U.S. C-band spectrum repurposing, other income, restructuring charges, costs associated with the development and/or implementation of merger and acquisition activities (“M&A”), specific business taxes and one-off regulatory charges arising outside ongoing operations.

For further information please contact:

Christian Kern

Investor Relations

Tel: +352 710 725 7787

christian.kern@ses.com

Steve Lott

Communications

Tel. +352 710 725 500

SES.Press@ses.com

About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected - no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership - backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com

Forward-Looking Statements

This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “estimate,” “expect,” “intend,” “likely,” “believe,” “will,” and similar expressions or their negative. Examples of forward-looking statements include, among others, statements we make regarding the execution of our strategy and our expectations concerning our future performance.

Forward-looking statements are not assurances of future performance and are subject to inherent uncertainties and risks that are difficult to predict such as: highly competitive telecommunications industry and competition from satellite (GEO, MEO, and LEO), terrestrial (fixed and wireless) networks, and alternate distribution technologies; pursuing growth opportunities may not yield the expected benefits; risks relating to failure to generate cash flow or access to other capital resource; level of indebtedness could adversely affect business flexibility and increase borrowing costs and downgrades in credit ratings could adversely affect our business, cash flows, financial conditions and operating results; exposure to liquidity, currency and foreign exchange, interest rate and counterparty risks; incurrence of significant transaction and integration-related costs in connection with the July 2025 acquisition of Intelsat; and risks of economic conditions, including risks associated with global economic turmoil, trade wars and tariffs, regional economic conditions and macroeconomic conditions in the global economy.

Other factors that might cause such a difference include those discussed in our filings with the US Securities and Exchange Commission, including our Form F-4. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.